FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                         For the period 28 APRIL 2004


                                Cookson Group plc

                          265 Strand, London, WC2R 1BD


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

Exhibit No.

1.   Statement re. Press Comment dated 15 March 2004
2.   Holding in Company dated 2 April 2004
3.   Holding in Company dated 2 April 2004
4.   Holding in Company dated 6 April 2004
5.   Holding in Company dated 6 April 2004
6.   Holding in Company dated 7 April 2004
7.   Annual Report and Accounts dated 13 April 2004
8.   Holding in Company dated 15 April 2004
9.   Appointment of new Director dated 28 April 2004
10.  1st Quarter Trading Update dated 28 April 2004

Exhibit No.1

15 March 2004

Cookson Group plc Announcement

Cookson Group plc notes the recent press speculation regarding a disposal of its Precious Metals businesses.

The Board of Cookson confirms that it is in the early stages of evaluating the various strategic options open to it in respect of its Precious Metals division. No decision has been taken regarding which option it will pursue.

Exhibit No.2

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


CHASE NOMINEES LIMITED (95,203,942 SHARES)

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

31 MARCH 2004


11) Date company informed

1 APRIL 2004

12) Total holding following this notification

95,203,942 SHARES (LENS INVESTORS(UK)LCC ONLY)

13) Total percentage holding of issued class following this notification

5.02% (LENS INVESTORS (UK)LCC ONLY)


14) Any additional information

Lens Investors(UK)LCC is only one of the partners of the various partnerships managed by Hermes Focus Asset Management Limited. Hermes Focus Asset Management Limited is in turn a subsidiary of BriTel Fund Trustees Limited. On 19 January 2004, BriTel Fund Trustees Limited notified the Company that the total material interest of all their subsidiaries in the shares of the Company was 6.828%.


15) Name of contact and telephone number for queries

RACHEL FELL, DEPUTY SECRETARY, COOKSON GROUP PLC -
020 7061 6562

16) Name and signature of authorised company official responsible for making this notification

RACHEL FELL, DEPUTY SECRETARY, COOKSON GROUP PLC


Date of notification: 2 APRIL 2004

Exhibit No.3

                                  SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


BRITEL FUND TRUSTEES LIMITED(4,980,091 SHARES)

CHASE NOMINEES LIMITED (127,494,577 SHARES)

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

N/A


8) Percentage of issued class

N/A


9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

1 APRIL 2004


11) Date company informed

2 APRIL 2004

12) Total holding following this notification

131,574,648 SHARES


13) Total percentage holding of issued class following this notification

6.94%


14) Any additional information


15) Name of contact and telephone number for queries


RACHEL FELL, DEPUTY SECRETARY, COOKSON GROUP PLC - 020 7061 6562

16) Name and signature of authorised company official responsible for making this notification



RACHEL FELL, DEPUTY SECRETARY, COOKSON GROUP PLC


Date of notification: 2 APRIL 2004

Exhibit No.4

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FMR Corp. & FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED NAME                       MANAGEMENT COMPANY                                NUMBER OF SHARES

CHASE NOMINEES LIMITED                FIDELITY MANAGEMENT & RESEARCH COMPANY            500,000

STATE STREET NOMINEES LTD.            FIDELITY MANAGEMENT TRUST COMPANY                 150,000

BROWN BROTHERS HARRIMAN               FIDELITY MANAGEMENT TRUST COMPANY                 110,800

STATE STREET BANK & TRUST             FIDELITY MANAGEMENT TRUST COMPANY                 72,100

CHASE NOMINEES LTD.                   FIDELITY INVESTMENT SERVICES LTD.                 83,442,442

CHASE MANHATTAN BANK LONDON           FIDELITY INVESTMENT SERVICES LTD.                 10,758,002

RBS TRUST BANK                        FIDELITY PENSION MANAGEMENT                       754,695

NORTRUST NOMINEES LTD.                FIDELITY PENSION MANAGEMENT                       1,250,460

BT GLOBENET NOMINEES LTD.             FIDELITY PENSION MANAGEMENT                       245,180

CITIBANK                              FIDELITY PENSION MANAGEMENT                       515,380

CHASE NOMINEES LTD.                   FIDELITY PENSION MANAGEMENT                       9,483,901

BANK OF NEW YORK LONDON               FIDELITY PENSION MANAGEMENT                       1,846,140

NORTHERN TRUST                        FIDELITY PENSION MANAGEMENT                       2,202,245

HSBC CLIENT HOLDINGS NOMINEE (UK)     FIDELITY PENSION MANAGEMENT                       750,000
LIMITED

BANKERS TRUST                         FIDELITY INTERNATIONAL LIMITED                    292,500

RBS TRUST BANK                        FIDELITY INTERNATIONAL LIMITED                    7,225,440

CITIBANK                              FIDELITY INTERNATIONAL LIMITED                    367,120

CHASE NOMINEES LTD                    FIDELITY INTERNATIONAL LIMITED                    16,462,252

HSBC CLIENT HOLDINGS NOMINEE (UK)     FIDELITY INTERNATIONAL LIMITED                    81,953,280
LIMITED

CHASE MANHATTAN BANK LONDON           FIDELITY INTERNATIONAL LIMITED                    6,814,905

DEUTSCHE BANK                         FIDELITY INTERNATIONAL LIMITED                    3,689,330

BANK OF NEW YORK LONDON               FIDELITY INTERNATIONAL LIMITED                    9,552,286

NORTHERN TRUST                        FIDELITY INTERNATIONAL LIMITED                    3,030,520

MELLON TRUST                          FIDELITY INTERNATIONAL LIMITED                    0

BANK OF NEW YORK BRUSSELS             FIDELITY INTERNATIONAL LIMITED                    995,200

STATE STREET BANK & TRUST             FIDELITY INTERNATIONAL LIMITED                    4,257,763

JP MORGAN                             FIDELITY INTERNATIONAL LIMITED                    347,700



5) Number of shares/amount of stock acquired

1,146,271

6) Percentage of issued class

0.06%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

1 APRIL 2004

11) Date company informed

5 APRIL 2004

12) Total holding following this notification

247,069,641 SHARES

13) Total percentage holding of issued class following this notification

13.039%

14) Any additional information

FMR Corp. & Fidelity International Limited's holding briefly fell below 13% on 27 February 2004. However, their total holding has now returned to 13.039% as per the above announcement.

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 6 APRIL 2004

Exhibit No.5

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
BRITEL FUND TRUSTEES LIMITED(4,980,091 SHARES)
CHASE NOMINEES LIMITED (127,286,151 SHARES)

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

2 APRIL 2004
11) Date company informed

5 APRIL 2004

12) Total holding following this notification

131,366,242 SHARES
13) Total percentage holding of issued class following this notification

6.93%
14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 6 APRIL 2004

Exhibit No.6

                                  SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FMR Corp. & FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


REGISTERED NAME                       MANAGEMENT COMPANY                                NUMBER OF SHARES

CHASE NOMINEES LIMITED                FIDELITY MANAGEMENT & RESEARCH COMPANY            500,000

STATE STREET NOMINEES LTD.            FIDELITY MANAGEMENT TRUST COMPANY                 150,000

BROWN BROTHERS HARRIMAN               FIDELITY MANAGEMENT TRUST COMPANY                 110,800

STATE STREET BANK & TRUST             FIDELITY MANAGEMENT TRUST COMPANY                 72,100

CHASE NOMINEES LTD.                   FIDELITY INVESTMENT SERVICES LTD.                 84,399,682

CHASE MANHATTAN BANK LONDON           FIDELITY INVESTMENT SERVICES LTD.                 10,758,002

RBS TRUST BANK                        FIDELITY PENSION MANAGEMENT                       754,695

NORTRUST NOMINEES LTD.                FIDELITY PENSION MANAGEMENT                       1,250,460

BT GLOBENET NOMINEES LTD.             FIDELITY PENSION MANAGEMENT                       245,180

CITIBANK                              FIDELITY PENSION MANAGEMENT                       515,380

CHASE NOMINEES LTD.                   FIDELITY PENSION MANAGEMENT                       8,795,501

BANK OF NEW YORK LONDON               FIDELITY PENSION MANAGEMENT                       1,846,140

NORTHERN TRUST                        FIDELITY PENSION MANAGEMENT                       2,202,245

HSBC CLIENT HOLDINGS NOMINEE (UK)     FIDELITY PENSION MANAGEMENT                       1,666,300
LIMITED

BANKERS TRUST                         FIDELITY INTERNATIONAL LIMITED                    292,500

RBS TRUST BANK                        FIDELITY INTERNATIONAL LIMITED                    6,914,240

CITIBANK                              FIDELITY INTERNATIONAL LIMITED                    367,120

CHASE NOMINEES LTD                    FIDELITY INTERNATIONAL LIMITED                    15,206,852

HSBC CLIENT HOLDINGS NOMINEE (UK)     FIDELITY INTERNATIONAL LIMITED                    73,572,409
LIMITED

CHASE MANHATTAN BANK LONDON           FIDELITY INTERNATIONAL LIMITED                    7,036,406

DEUTSCHE BANK                         FIDELITY INTERNATIONAL LIMITED                    3,506,130

BANK OF NEW YORK LONDON               FIDELITY INTERNATIONAL LIMITED                    9,390,686

NORTHERN TRUST                        FIDELITY INTERNATIONAL LIMITED                    2,893,420

BANK OF NEW YORK BRUSSELS             FIDELITY INTERNATIONAL LIMITED                    890,300

STATE STREET BANK & TRUST             FIDELITY INTERNATIONAL LIMITED                    4,219,663

JP MORGAN                             FIDELITY INTERNATIONAL LIMITED                    347,700

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

9,165,730

8) Percentage of issued class

0.484%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

6 APRIL 2004

11) Date company informed

6 APRIL 2004

12) Total holding following this notification

237,903,911 SHARES

13) Total percentage holding of issued class following this notification

12.555%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC
Date of notification: 7 APRIL 2004

Exhibit No.7

Cookson Group plc

Annual Report 2003, Notice of AGM to be held on 14 May 2004, Proxy Voting Card.

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at :

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. no. + 44 (0) 20 7676 1000

Exhibit No.8
                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES LIMITED (93,471,383 SHARES)

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

13 APRIL 2004

11) Date company informed

14 APRIL 2004

12) Total holding following this notification

93,471,383 SHARES (LENS INVESTORS(UK)LCC ONLY)

13) Total percentage holding of issued class following this notification

4.933% (LENS INVESTORS (UK)LCC ONLY)

14) Any additional information

Lens Investors(UK)LCC is only one of the partners of the various partnerships managed by Hermes Focus Asset Management Limited. Hermes Focus Asset Management Limited is in turn a subsidiary of BriTel Fund Trustees Limited.

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 15 APRIL 2004

Exhibit No.9

28 April 2004

COOKSON GROUP plc - BOARD CHANGE

JOHN SUSSENS APPOINTED AS NON-EXECUTIVE DIRECTOR

Cookson Group plc ("Cookson"), the international materials technology group, is pleased to announce that Mr John Sussens is to join the Board as a non-executive Director with effect from 1 May 2004.

He has been an executive Director of Misys plc, the global software products and solutions company, since July 1989 and Group Managing Director since 1998.

Mr Sussens (58) has a long and distinguished record in the manufacturing sector. He started his career within the Ford Motor Company, and prior to joining Misys was Managing Director of JCB Manufacturing, the construction and agricultural equipment manufacturing company.

He was previously a non-executive Director of Chubb plc.

Robert Beeston, Chairman of Cookson, who led the search on behalf of the Nominations Committee, said:

"I am delighted to be able to welcome John Sussens to Cookson. We are very fortunate to have someone of his calibre and experience joining our Board.

I would also like to take this opportunity to thank Anthony Alexander, who is due to retire at this year's AGM, for his valuable contribution and support during his term as a non-executive Director."

There are no additional matters to be disclosed pursuant to paragraphs 6.F.2(b) to (g) of the Listing Rules.

Shareholder/analyst enquiries:
Robert Beeston, Chairman                                    020 7061 6500
Stephen Howard, Group Chief Executive                       020 7061 6500

Media enquiries:
John Olsen, Hogarth Partnership                             020 7357 9477

About Cookson Group
Cookson Group is a leading materials technology company which provides materials, processes and services to customers worldwide. The Group's operations are formed into three divisions - Electronics, Ceramics and Precious Metals. The Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards, assemblers of semiconductor packaging and the electrical and industrial markets. The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of refractory lining materials for iron and steelmaking and other industrial processes. The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs over 15,600 people in more than 35 countries and sells its products in over 100 countries.

Cookson Group plc, 265 Strand, London WC2R 1DB
Tel: 020 7061 6500 Fax: 020 7061 6600
www.cooksongroup.co.uk

Exhibit No.10

28 April 2004

COOKSON GROUP plc - FIRST QUARTER 2004 TRADING UPDATE

HIGHLIGHTS

..  Electronics division continues robust recovery
    - Sales up 18% and profits increase from GBP2 million to GBP11 million*
    - Laminates above break-even in March
.. Ceramics and Precious Metals divisions achieve higher sales and profits* .. Group profit before tax improves significantly: GBP18 million profit vs.
  GBP1 million loss last year

*(at constant exchange rates)

Positive progress was made by Cookson and by each of its three divisions in the first quarter of 2004. Details of divisional and Group performance are provided below.

Electronics

The Electronics division continued to benefit from the recovery in the electronics industry that began to take hold in the second half of 2003, as well as from the actions taken over the past three years to reduce its cost base, optimise capacity and enhance its leading market positions.

Sales of GBP159 million for the first quarter of 2004 were 18% higher than the same quarter last year at constant exchange rates and up 10% at reported rates. First quarter sales were also marginally higher than the fourth quarter of 2003 at constant exchange rates. Activity in the Asia-Pacific region continued to grow strongly; in the USA, a gradual improvement has been underway since the end of the third quarter of 2003; however, in Europe no improvement in underlying demand has yet been seen. As a result of increased levels of activity and a lower cost base, operating profit of GBP11 million for the first quarter of 2004 was more than GBP9 million higher than the same period last year, at both constant and reported exchange rates.

The performance of each sector was as follows:

- Laminates: first quarter sales of GBP32 million were 21% higher than the same quarter last year at constant exchange rates. Having operated at a loss of some GBP5 million in the first quarter of 2003 and near break-even in Q4 2003, the sector's profitability continued to improve and a modest profit was recorded in the month of March 2004. Further improvements are expected to arise in the second quarter as the programme to optimise production capacity at the sector's US West Coast facility nears completion and in-house production of the fast-growing GETEK (R) product range increases in both the USA and Asia-Pacific.

- Chemistry: sales of GBP65 million for the first quarter were 16% higher than last year at constant exchange rates. Profitability improved markedly, more than doubling year-on-year, although profits were boosted in the first quarter by a surge in high margin sales in the sector's Japanese joint venture.

- Assembly Materials: first quarter sales were 18% ahead of last year at constant exchange rates at GBP62 million. Sales were inflated by a 45% year-on-year increase in the price of tin - a key raw material - although the sector was better able to pass on the impact of this than in the fourth quarter of 2003. As a result, profits improved strongly over the first quarter of last year.

Ceramics
Steel production, to which approximately 70% of the Ceramics division's activities are linked, increased by 1% and 2% respectively in its two largest markets - the USA and Europe - over the first quarter of last year. Production of steel increased by 14% in the fast growing Asia-Pacific region and was also up strongly in other emerging markets where the division has a growing presence. Trading conditions in the Foundry and Industrial Processes sectors were generally stable, whereas the Glass sector enjoyed good growth. As a consequence, the Ceramics division's sales of GBP170 million were 4% higher than the first quarter last year at constant exchange rates, although marginally lower at reported exchange rates. The increase in sales, together with an improvement in margin over materials, resulted in the division's operating profit rising to GBP12 million in the first quarter, some 20% higher at constant exchange rates than the same period last year and up 11% at reported exchange rates.

Precious Metals
Trading conditions in the Precious Metals division improved in the first quarter over the same quarter last year and the de-stocking by jewellery retailers in the USA - which began to impact sales severely in the latter part of the first quarter of 2003 - did not reoccur. As a result, sales of GBP76 million in the first quarter were 4% up on the same period last year at constant exchange rates and were marginally lower at reported exchange rates. Higher sales and the benefits of the cost cutting programme undertaken in 2003 led to operating profit of some GBP1 million compared to a near break-even position in the first quarter last year.

The previously announced programme to reorganise the European Precious Metals operations is proceeding. Further details of the costs and benefits associated with this programme will be provided when finalised. On 15 March 2004, it was announced that the Group is in the very early stages of evaluating strategic options regarding the Precious Metals division; this process is continuing.

Group
Operating profit for the Group's continuing operations for the first quarter of 2004 was GBP24 million, which was GBP13 million higher at constant exchange rates than the same quarter a year ago. Profit before tax for the Group in the first quarter was GBP18 million, compared to a loss of GBP1 million in the first quarter of 2003. The GBP19 million improvement in profit before tax comprised:

- the GBP13 million increase in operating profit of the Group's continuing operations;
- the eradication of GBP5 million of losses incurred by Speedline, which was sold last year;
- GBP2 million lower interest charges on lower borrowings; and
- a GBP1 million negative exchange rate translation effect.

Outlook

Cookson continues to perform in line with management expectations and has exited the first quarter with strong order books. It is anticipated that the underlying trading conditions experienced in the first quarter should be maintained in the second quarter.

A conference call for  shareholders  and analysts will be held at 9:00am UK time
on    Wednesday   28   April.    The   call   will   be   broadcast    live   on
www.cooksongroup.co.uk.

Shareholder/analyst enquiries:
Stephen Howard, Group Chief Executive                             020 7061 6500
Dennis Millard, Group Finance Director                            020 7061 6500
Lisa Williams, IR Manager                                         020 7061 6500

Media enquiries:
John Olsen, Hogarth Partnership                                   020 7357 9477

Notes:
(1) All financial information is preliminary and unaudited.
(2) Operating profit and profit before tax are stated before all exceptional items and goodwill amortisation.

(3) This announcement contains forward looking statements about Cookson. Although the Company believes its expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. These forward looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those in such statements, certain of which are beyond the control of Cookson.

About Cookson Group
Cookson Group is a leading materials technology company which provides materials, processes and services to customers worldwide. The Group's operations are formed into three divisions - Electronics, Ceramics and Precious Metals. The Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards, assemblers of semiconductor packaging and the electrical and industrial markets. The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of refractory lining materials for iron and steelmaking and other industrial processes. The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs over 15,600 people in more than 35 countries and sells its products in over 100 countries.

Cookson Group plc, 265 Strand, London WC2R 1DB
Tel: 020 7061 6500 Fax: 020 7061 6600
www.cooksongroup.co.uk

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                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 28 April 2004